SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2019

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

São Paulo, June 6, 2019

To

Securities and Exchange Commission of Brazil

Rua Sete de Setembro, 111, 33º andar

Centro – Rio de Janeiro – RJ

Ref:    Official Letter 175/2019/CVM/SEP/GEA-1

Dear Sir/Madam:

In reference to Official Letter 175/2019/CVM/SEP/GEA-1 (“Letter”) dated June 3, 2019, through which you request clarifications from Braskem S.A. (“Braskem” or “Company”) regarding the news report published on May 31, 2019, in the newspaper O Globo, entitled “Uma solução para a venda da Braskem” [A solution for Braskem’s sale], as transcribed below:

 “Dear Officer,

1.    We hereby refer to the article published on May 31, 2019 by the newspaper O Globo, entitled: “Uma solução para a venda da Braskem” [A solution for Braskem’s sale], which includes the following statements:

“The problematic sale of Odebrecht’s interest in Braskem to LyondellBasell could be resolved.

Since the latest big impediment to reaching a deal is the company’s legal problem in the state of Alagoas, the lawyers of the construction company are developing a solution that involves separating the Alagoas operation from the rest of Braskem.

If the solution works, the deal could be closed rapidly.

Braskem’s sale would provide critical oxygen to allow Odebrecht to breathe.” (our highlight)

2.    In this regard, we request that the Company confirm if the news report is accurate and, if so, explain the reasons why you believe this is not a material fact, and comment on any other information deemed relevant to the topic.

3.    Said response must be made via the Sistema Empresa.NET system, in the category:  Notice to the Market, type:  Clarifications of CVM/B3 Consultations, subject matter:  News Report in Media, which should include a transcript of this official letter.

4.    Please be advised that, as determined by the Company Relations Superintendent, in the exercise of their legal powers and, based on item II, Article 9 of Federal Law 6,385/76 and on CVM Instruction 452/07, a fine of one thousand reais (R$1,000.00) will be levied, without prejudice to other administrative sanctions, for non-compliance with the requirements of this letter, sent exclusively via e-mail, by June 4, 2019, notwithstanding the provisions in the Sole Paragraph of Article 6 of CVM Instruction 358/2002.”

With regard to the matter, Braskem clarifies, in a timely manner1, that it is not aware the subject cited in the highlighted section of the news report and that there is no information to be disclosed at this time.

Furthermore, it notes that, on June 4, 2019, the Company published a material fact notice informing that it was notified by its controlling shareholder, Odebrecht S.A. that it, jointly with LyondellBasell, decided to terminate negotiations for a potential transaction involving the transfer to LyondellBasell of the entire equity interest held by Odebrecht S.A. in the capital of the Company.

For more information, please contact Braskem’s Investor Relations Department by calling +55 (11) 3576-9531 or by sending an e-mail to braskem-ri@braskem.com.br.

Sincerely,

Pedro van Langendonck Teixeira de Freitas

Chief Financial and Investor Relations Officer

BRASKEM S.A.

1 In accordance with the extended deadline for response in Official Letter 176/2019/CVM/SEP/GEA-1

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 6, 2019
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.